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                              February 20, 2024

       Yizhen Zhao
       President of Ark7 Inc.
       Ark7 Properties Plus LLC
       1 Ferry Building, Suite 201
       San Francisco, CA 94111

                                                        Re: Ark7 Properties
Plus LLC
                                                            Post-Qualification
Amendment No. 5
                                                            Offering Statement
on Form 1-A
                                                            Filed January 25,
2024
                                                            File No. 024-11869

       Dear Yizhen Zhao:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment No. 5 filed January 25, 2024

       General

   1.                                                   Please revise Item 4 of
Part I of Form 1-A to disclose the portion of the aggregate offering price attributable to
all the securities of the issuer sold pursuant to a qualified offering statement within the 12
months before the qualification of this offering statement.
   2. We note your disclosure that the company may undertake one or more closings on a rolling basis and
"intends to affect a close every 7 days." Please revise the offering circular cover page and
plan of distribution to indicate how long the company will take to accept or reject the
subscription agreements submitted by investors.
       Plan of Distribution, page 17

   3. We note your disclosure that the company "may establish a limit on the purchase of Series
                                                        Interests by particular
prospective investors." Please revise to quantify any contemplated limit and specify the
criteria by which such limit would be determined to apply to
 Yizhen Zhao
FirstName LastNameYizhen
Ark7 Properties Plus LLC Zhao
Comapany20,
February  NameArk7
            2024      Properties Plus LLC
February
Page 2 20, 2024 Page 2
FirstName LastName
         investors.
Compensation of Directors and Executive Officers, page 34

4. For each series offering that has closed, please revise to disclose the Asset Management
         Fee paid to the Asset Manager during the issuer's last completed fiscal year. Also disclose the amount of Sourcing Fees paid to the Asset Manager. Refer to Item 11 of Form 1-A.

Interests of Management and Others in Certain Transactions, page 36

5. For each series offering that has closed, please revise to disclose the Asset Management
         Fee paid to the Asset Manager during the issuer's last two completed fiscal years and the current fiscal year. Also disclose the amount of Sourcing Fees paid to the Asset Manager.
         Refer to Item 13 of Form 1-A.

Unaudited Pro Forma Financial Statements, page F-1

6. We note that you provide pro forma financial statements for each of your series using different period end dates. Please tell us how you determined your current pro forma presentation is in accordance with Rule 11-02 of Regulation S-X or revise your presentation in an amended filing. Please note that the pro forma balance sheet should be based on the most recent balance sheet date required in the filing and pro forma income statements should be based on the most recently completed fiscal year and interim period required in the filing. Additionally, pro forma statements will ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results.
7. It does not appear that you have provided pro forma financial statements for the issuer as a whole within this offering circular. Please revise your filing to include combined pro forma financial statements for the issuer in addition to each series in which a property was acquired subsequent to June 30, 2023, or advise. Refer to Part F/S of Form 1-A and
         Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act
         Sections.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you
 Yizhen Zhao
Ark7 Properties Plus LLC
February 20, 2024
Page 3

have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameYizhen Zhao
                                                           Division of
Corporation Finance
Comapany NameArk7 Properties Plus LLC
                                                           Office of Real
Estate & Construction
February 20, 2024 Page 3
cc:       Andrew Stephenson
FirstName LastName